July 30, 2025

Alexandre Mongeon
Chief Executive Officer
Vision Marine Technologies Inc.
730 Boulevard du Cur  -Boivin
Boisbriand, Qu  bec J7G 2A7, Canada

       Re: Vision Marine Technologies Inc.
           Draft Registration Statement on Form F-1
           Submitted on July 25, 2025
           CIK 0001813783
Dear Alexandre Mongeon:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Tim Dockery